SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*
                                      EXIT

                              UnitedGlobalCom, Inc.
                              ---------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   913247 50 8
                                 --------------
                                 (CUSIP Number)

                                Legal Department
                            c/o UnitedGlobalCom, Inc.
                        4643 S. Ulster Street, Suite 1300
                                Denver, CO 80237

                                 (303) 770-4001
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2000
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

CUSIP NO.: 913247 50 8               13D                       Page 2 of 8 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Henry H. Cate, Jr.
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    OO
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Wyoming
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
                    142,774 (1)
                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON          142,774 (1)
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     142,774 (1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    LESS THAN 1% (2)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 142,774 shares of Class A Common Stock issuable upon conversion of 142,774 shares of Class B Common Stock, par value $.01 per share, of which 142,774 shares are held by The Henry Cate Revocable Trust (to which the Reporting Person is the trustee). Does not include 142,774 shares of Class B Common Stock beneficially owned by the Reporting Person's spouse. The Reporting Person disclaims beneficial ownership of any such shares beneficially owned by his spouse.
(2) Adjusted for the conversion of Class B Common Stock. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors.

CUSIP NO.: 913247 50 8               13D                       Page 3 of 8 Pages


ITEM 1.  SECURITY AND ISSUER.
-----------------------------

The Reporting Person hereby amends his Statement on Schedule 13D (the "Statement") with respect to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of UnitedGlobalCom, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 4643 South Ulster Street, Suite 1300, Denver, CO 80237.

ITEM 4.  PURPOSE OF TRANSACTION.
--------------------------------

Item 4 is amended and supplemented by adding the following:

As a result of the transaction described in Item 6 below, the Reporting Person is no longer a party to the Stockholders' Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
----------------------------------------------

Item 5(a) is amended and supplemented by adding the following:

(a) Mr. Cate beneficially owns (assuming conversion of Class B Common Stock for Class A Common Stock) 142,774 shares of Class A Common Stock, which does not include 142,774 shares beneficially owned by his spouse, and represents less than 1% of the outstanding shares of Class A Common Stock. The foregoing percentage interest is based on the outstanding share numbers provided by the Issuer as of April 28, 2000, adjusted, in the case of Mr. Cate, for the conversion of his Class B Common Stock, resulting in 76,714,404 outstanding shares of Class A Common Stock.

Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. When all classes of common stock beneficially owned by Mr. Cate are aggregated without giving effect to the conversion of Class B
Common Stock, Mr. Cate may be deemed to beneficially own voting equity securities representing less than 1% of the voting power with respect to a general election of directors of the Issuer. Such percentage does not include 142,774 shares beneficially owned by his spouse.

Pursuant to Rule 13d-4, Mr. Cate hereby disclaims beneficial ownership for purposes of Section 13(d) or 13(g) of the Act of the shares of Class A Common Stock and Class B Common Stock held by his spouse.

Item 5(b) is hereby amended and supplemented by adding the following:

(b) As a result of the transaction described in Item 6 below, the Reporting Person is no longer subject to the Stockholders' Agreement. The Reporting Person has the sole power to vote or dispose of or to direct the voting or to direct the disposition of his 142,774 shares of Class A Common Stock. To his knowledge, the reporting Person's spouse has the sole power to vote or dispose of or to direct the voting or to direct the disposition of her 142,774 shares of Class A Common Stock.

CUSIP NO.: 913247 50 8               13D                       Page 4 of 8 Pages


Item 5(e) is hereby added to the Statement to read as follows:

As a result of the transaction described in Item 6, as of March 31, 2000, the Reporting Person ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

Item 6 is hereby amended and supplemented by adding the following:

Effective March 31, 2000, the Reporting Person entered into an Amendment to the Stockholders' Agreement. Pursuant to the terms of such Amendment, the Reporting Person is no longer a party to the Stockholders' Agreement as of March 31, 2000.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
------------------------------------------

Item 7 is hereby amended and supplemented by adding the following:

7(b) Amendment to Stockholders' Agreement effective March 31, 2000.

CUSIP NO.: 913247 50 8               13D                       Page 5 of 8 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:   June 16, 2000                         By: /S/ Henry H. Cate, Jr.
       -----------------                          ------------------------------
                                                   Henry H. Cate, Jr.

CUSIP NO.: 913247 50 8               13D                       Page 6 of 8 Pages


                                  EXHIBIT INDEX
                                  -------------

EXHIBIT
NUMBER                              EXHIBIT                             PAGE NO.
------                              -------                             --------

7(b)             Amendment to Stockholders' Agreement, effective           7
                 March 31, 2000.